

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2012

<u>Via Email</u>
Rex S. Schuette
Executive Vice President and Chief Financial Officer
United Community Banks, Inc.
125 Highway 515 East
Blairsville, GA 30512

     Re: United Community Banks, Inc.
              Registration Statement on Form S-1
              Filed June 29, 2011
              File No. 333-175226

Dear Mr. Schuette:

     We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1 filed February 23, 2012</u>

<u>Selling Shareholders, page 13</u>

1. Revise to identify all selling shareholders that are broker/dealers or affiliates of broker/dealers or, confirm that the entities described under footnotes (13) through (18) are the only selling shareholders that are broker/dealers or their affiliates.

2. For those entities identified as broker/dealers or affiliates of broker/dealers, revise to add disclosures stating that; the seller purchased in the ordinary course of business; and, at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If such representation cannot be made, revise toi disclose such seller is an underwriter.

3. Revise the footnotes, where applicable, to identify the person or persons who have sole or shared voting or investment control of the securities. See CD&I Q&A 140.02 of the Rule S-K CD&I's.

4. Confirm for Registration Statement 333-174420 that Elm Ridge Master Fund and Elm Ridge Value Partners are not broker/dealers or affiliates of broker/dealers or make the disclosures requested above.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Counsel

cc: James W. Stevens
        Kilpatrick Townsend & Stockton LLP